Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
(852) 2514-7660	dfertig@stblaw.com

August 14, 2018

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ms. Megan Akst, Senior Staff Accountant

Mr. Craig Wilson, Senior Assistant Chief Accountant

Re:                            GDS Holdings Limited

Form 20-F for the Fiscal Year Ended December 31, 2017
File No. 001-37925

Ladies and Gentlemen:

On behalf of our client, GDS Holdings Limited., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are submitting this response to the Staff’s comments contained in the comment letter dated July 31, 2018 (the “July 31 Comment Letter”) from the Staff with respect to the Company’s Annual Report on Form 20-F (the “Annual Report”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Exchange Act of 1934, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments contained in the July 31 Comment Letter by providing explanations in response to the comments. Set forth below are the Company’s responses to the Staff’s comments in the July 31 Comment Letter.  The Staff’s comments are retyped in bold italics below for your ease of reference.

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Form 20-F for the Fiscal Year Ended December 31, 2017

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1.                                      You present Adjusted EBITDA/margin and Adjusted NOI/margin without presenting the comparable GAAP measure(s) on page 4 of the filing. Please revise future filings throughout, including your Business Overview section, and Form 6-K’s that provide non-GAAP information incorporated by reference into a Securities Act filing, to present the comparable GAAP measure(s) with equal or greater prominence. In addition, please revise your reconciliation of Adjusted Net Operating Income in future filings to begin with Net Income (Loss) the comparable GAAP measure. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Questions 102.10, 106.02 and 106.03 of the Non—GAAP Financial Measures Compliance and Disclosure Interpretations as of April 4, 2018.

The Staff’s comment is well noted, and the Company undertakes to revise its future filings to present the GAAP measures and revise the reconciliation as described in the Staff’s comment.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 154

2.                                      Please confirm that management used the COSO framework of 2013 in performing its assessment and disclose the framework used in future reports. Refer to Item 308(a)(2) of Regulation S-K. Revise your future filings accordingly.

The Company confirms that it used the COSO framework of 2013 in performing its assessment, and undertakes to disclose the framework in its future filings.

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If you have any question regarding the Annual Report or this response, please do not hesitate to contact me at +852-2514-7660 (work), +852-6640-3886 (mobile) or dfertig@stblaw.com (email).

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:	William Wei Huang, Chief Executive Officer
Dan Newman, Chief Financial Officer
GDS Holdings Limited

Jesse Qian
KPMG Huazhen LLP